                                                                   EXHIBIT 12(A)

                            BANKBOSTON CORPORATION
        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                       (Excluding Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the three months ended March 31, 1997 and 1996 and for the five years ended December 31, 1996 were as follows:

                                   Three Months Ended
                                        March 31,                   Years Ended December 31,
                                   ------------------    ---------------------------------------------
(Dollars in millions)
                                       1997     1996      1996      1995      1994      1993      1992
                                       ----     ----     -----     -----     -----     -----      ----
Net income                           $  207   $  155   $   650   $   678   $   542   $   367    $  338
Extraordinary items, net of tax                                                  7                 (73)
Cumulative effect of changes
  in accounting principles,
  net of tax                                                                             (24)
Income tax expense                      139      112       483       529       422       262       190
                                       ----     ----     -----     -----     -----     -----      ----
     Pretax earnings                    346      267     1,133     1,207       971       605       455
                                       ----     ----     -----     -----     -----     -----      ----

Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                     10       10        40        38        35        36        37

Interest on borrowed funds              255      254       873     1,079     1,038       384       352
                                       ----     ----     -----     -----     -----     -----      ----

          Total fixed charges           265      264       913     1,117     1,073       420       389
                                       ----     ----     -----     -----     -----     -----      ----


Earnings (for ratio calculation)     $  611   $  531   $ 2,046   $ 2,324   $ 2,044   $ 1,025    $  844
                                       ====     ====     =====     =====     =====     =====      ====


Total fixed charges                  $  265   $  264   $   913   $ 1,117   $ 1,073   $   420    $  389
                                       ====     ====     =====     =====     =====     =====      ====

Ratio of earnings to fixed
   charges                             2.31     2.01      2.24      2.08      1.90      2.44      2.17
                                       ====     ====     =====     =====     =====     =====      ====

For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.